Via Facsimile and U.S. Mail
Mail Stop 4720

June 30, 2009

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: **Lincoln National Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        File No. 1-06028

Dear Mr. Crawford:

        We have reviewed your May 19, 2009 response to our April 21, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

Item 1. Business, page 1

Reinsurance, page 19

1. In response to prior comment 1, you supplementally state that "on February 25,
    2009, Swiss Re informed Lincoln that their S&P rating had fallen below "AA-"
    and that they are now required to place assets into a trust to support the business
    purchased from Lincoln. Lincoln anticipates that trust will be funded during the
    second quarter of 2009. The amount of the trust will be approximately $1.9
    billion based on December 31, 2008 balances." Please revise to disclose this
    information and/or update your risk factor entitled "We face a risk of non-
    collectibility of reinsurance, which could materially affect our results of
    operations." Although you disclose what you state is "the most significant
    ongoing obligation of Swiss Re" regarding its obligation to place assets in trust if
    its ratings dropped below a specified threshold, please supplementally confirm

that you have disclosed all other material terms of this agreement. Alternatively, please revise the disclosure.

Critical Accounting Policies and Estimates
Investment Valuation, page 61

2. We acknowledge your response to prior comment 3. Please expand your proposed revised disclosure to include a discussion of your policies and procedures in place to review the prices utilized by the third party pricing service.

Guaranteed Living Benefits, page 64

3. We acknowledge your response to prior comment 4. On page 65 you state "Our fair value estimates of the GWB liabilities, which are based on detailed models of future cash flows under a wide range of market-consistent scenarios, reflect a more comprehensive view of the related factors and represent our best estimate of the present value of these potential liabilities." Please revise to disclose the nature of your models, what "market consistent scenarios" mean and the types of market-consistent scenarios selected to estimate your future cash flows that are used in estimating the fair value of the guaranteed withdrawal benefit liability.

GLB Net Derivative Results, page 112

4. We acknowledge your response to prior comment 11. Based on your revised disclosure that you utilize a model based on your holding company's credit default swap spreads to compute your non-performance risk (NPR), please disclose the following:

   - The credit default swap spread used to compute the NPR component at year-end and at each interim period so that an investor can observe trends in your NPR assumptions;
   - The reasons for the changes in the NPR factor (i.e. objective and subjective assumptions used); and
   - A sensitivity analysis of reasonably likely changes in your non-performance credit risk given the significant estimates and management judgment involved in the computation.

Note 5 – Investments
Available-for-sale Securities, page 187

5. We acknowledge your response to prior comment 13. You stated that every quarter you review the cash flows for mortgage-backed securities to determine whether or not the cash flows are sufficient to provide for the recovery of principal. You further stated that you only revise your cash flow projections for

those securities that are at most risk of impairment based on current credit enhancement and trends in collateral performance. Please disclose the following:

- The amount of mortgage-backed securities that are at most risk of impairment; and
- The amount of mortgage-backed securities with cash flows materially lower than the original projected cash flows.

Note 7 – Federal Income Taxes, page 203

6. We acknowledge your response to prior comment 19. Please enhance your proposed disclosures that no valuation allowance is required on your $1.8 billion net deferred tax asset as follows:

- Disclose when you project to begin generating taxable income;
- Disclose your projected taxable income and the sources of that taxable income over the next five years or over any other period that you deem relevant based on the guidance of paragraph 21 of SFAS 109;
- Disclose any negative evidence that a valuation allowance may be needed, and
- Disclose potential tax planning strategies within your control that you are considering to avoid a tax benefit from expiring unused.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant